SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                              DECEMBER 17, 2001

                              VIVENDI UNIVERSAL

                           42, AVENUE DE FRIEDLAND
                                 75008 PARIS
                                    FRANCE
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

                        Form 20-F     X           Form 40-F
                                    -----                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes             No       X
                            -----             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b).

     On December 17, 2001, Vivendi Universal, S.A. announced its acquisition of the entertainment assets of USA Networks, Inc. Filed herewith, and incorporated herein by reference, is the Transaction Agreement and the other principal agreements contemplated thereby.

                                 EXHIBIT LIST


Exhibit                    Description
-------                    -----------

2.1 Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC and Liberty Media Corporation.

2.2 Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Light France Acquisition 1, S.A.S., Universal Studios, Inc., additional merger subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding Entities listed on the signature page thereto.

99.1 Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation, Barry Diller and Vivendi Universal, S.A.

99.2 Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A.

99.3 Form of Limited Liability Limited Partnership Agreement of [Vivendi Universal Entertainment], L.L.L.P., among [Universal Sub], USA Networks, Inc., USANi Sub LLC and Barry Diller.

99.4 Form of Equity Warrant Agreement by and between USA Networks, Inc. and The Bank of New York, as Equity Warrant Agent.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             VIVENDI UNIVERSAL

                                             By:   /s/ George E. Bushnell III
                                                --------------------------------
                                                Name:  George E. Bushnell III
                                                Title: Vice President


Date:  December 18, 2001